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                               SECURITIES AND EXCHANGE COMMISSION
                                     WASHINGTON, D.C. 20549



                                         AMENDMENT NO. 1
                                          SCHEDULE 13D

                           Under the Securities Exchange Act of 1934


                                      Presidio Oil Company


                                        (Name of Issuer)


                              Class A Common Stock, $.10 Par Value

                                 (Title of Class of Securities)


                                           741016307


                                         (CUSIP Number)


                                      Karl J. Grafe, Esq.
                                     One East Fourth Street
                                     Cincinnati, Ohio 45202
                                         (513) 579-2540


                         (Name, Address and Telephone Number of Person
                        Authorized to Receive Notices and Communications)


                                           See Item 4


                    (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

                          Page 1 of 10 Pages
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CUSIP NO. 741016307             13D             Page 2 of 10 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          American Financial Group, Inc.             31-1422526
          American Financial Corporation             31-0624874

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]

3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio corporations

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER

           - - -

8    SHARED VOTING POWER

          -0- (See Item 5)

9    SOLE DISPOSITIVE POWER

           - - -

10    SHARED DISPOSITIVE POWER

          -0- (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          -0- (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% (See Item 5)

14    TYPE OF REPORTING PERSON*

          HC
          CO
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CUSIP NO. 741016307            13D             Page 3 of 10 Pages

1    NAME OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Carl H. Lindner
          Carl H. Lindner III
          S. Craig Lindner
          Keith E. Lindner

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [X]
                                                          (b) [ ]
3    SEC USE ONLY

4    SOURCE OF FUNDS*

          N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

          United States Citizens

7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
     WITH:
     SOLE VOTING POWER

           - - -

8    SHARED VOTING POWER

          -0- (See Item 5)

9    SOLE DISPOSITIVE POWER

           - - -

10    SHARED DISPOSITIVE POWER

          -0- (See Item 5)

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON

          -0- (See Item 5)

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES*                                [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          0% (See Item 5)

14    TYPE OF REPORTING PERSON*

          IN
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        This  Amendment No. 1 to Schedule 13D is filed on behalf of  American
Financial Group, Inc. ("American Financial"), American Financial Corporation ("AFC"), and Carl H. Lindner, Carl H. Lindner III, S. Craig Lindner and Keith
E. Lindner (collectively, the "Lindner Family") (American Financial, AFC and the Lindner Family are collectively referred to as the "Reporting Persons").

        As of September 30, 1996, the Lindner Family beneficially owned approximately 37% of the outstanding common stock of American Financial and American Financial beneficially owned all of the common stock of AFC (approximately 79% of AFC's outstanding voting equity securities). Through their ownership of common stock of American Financial and their positions as directors and executive officers of American Financial, the members of the Lindner Family may be deemed to be controlling persons with respect to American Financial and AFC.

Item 1.        Security and Issuer.

        This Statement relates to shares of Class A Common Stock, par value $.10 per share, ("Presidio Class A Common Stock"), issued by Presidio Oil Company, a Delaware corporation ("Presidio"). The Presidio Class A Common Stock which was beneficially owned by the Reporting Persons was issuable upon conversion of 9% Convertible Subordinated Debentures due 2015 ("Debentures") previously held by them.

        Follwing the transaction described in Item 4 hereof, the Reporting Persons no longer beneficially own five percent or more of a class of Presidio voting equity securities.

Item 4.        Purpose of Transaction.

        On December 24, 1996, the Reporting Persons exchanged all $25.55 million principal amount of Presidio Debentures held by them for an aggregate of 294,212 shares of Tom Brown Inc. ("TBI") common stock. On the day of the exchange, the market value on the NASDAQ National Market System of the TBI Common Stock held by the Reporting Persons was approximately $6 million.

Item 5.        Interest in Securities of the Issuer.

        Following the transaction described in Item 4 hereof, the Reporting Persons no longer beneficially owned any Presidio voting equity securities.

        Except as set forth above, to the best knowledge and belief of the undersigned, no transactions involving Presidio equity securities have been effected during the past 60 days by the Reporting Persons or by American Financial's or AFC's directors or executive officers.


                                    - 4 -
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Item 6.        Contracts, Arrangements, Understandings or Relationships  with
               Respect to Securities of the Issuer.

       None.

Item 7.        Material to be filed as Exhibits.

               (1) Agreement required pursuant to Regulation Section 240.13d-1(f)(1) promulgated under the Securities Exchange Act of 1934, as amended.

               (2) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

        After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 1997                      AMERICAN FINANCIAL GROUP, INC.


                                             By: James C. Kennedy.
                                                 James C. Kennedy, Deputy
                                                 General Counsel & Secretary

                                             AMERICAN FINANCIAL CORPORATION


                                             By: James C. Kennedy.
                                                  James C. Kennedy, Deputy
                                                  General Counsel & Secretary



                              *  Carl H. Lindner
                                 Carl H. Lindner

                              *  Carl H. Lindner III
                                 Carl H. Lindner III

                              *  S. Craig Lindner
                                 S. Craig Lindner

                              *  Keith E. Lindner
                                 Keith E. Lindner

* By  James C. Kennedy
       James C. Kennedy
                                    - 5 -
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Exhibit 1
                                   AGREEMENT

        This Agreement executed this 7th day of April, 1995, is by and among American Premier Group, Inc. ("American Premier") and American Financial Corporation ("AFC"), both Ohio corporations, located at One East Fourth Street, Cincinnati, Ohio 45202, and Carl H. Lindner ("CHL"), Carl H. Lindner III (CHL III), S. Craig Lindner ("SCL") and Keith E. Lindner ("KEL"), each an individual, the business address of each is One East Fourth Street, Cincinnati, Ohio 45202. CHL, CHL III, SCL and KEL are referred to herein collectively as the Lindner Family.

        WHEREAS, as of the date of this Agreement, American Premier owns 100% of the common stock of AFC and the Lindner Family beneficially owns approximately 49.9% of American Premier's outstanding Common Stock and each member of the Lindner Family is a director and executive officer of American Premier and AFC;

        WHEREAS, the Lindner Family may be deemed to be the beneficial owner of securities held by American Premier, AFC and their subsidiaries pursuant to Regulation Section 240.13d-3 promulgated under the Securities Exchange Act of 1934, as amended;

        WHEREAS, American Premier and AFC and their subsidiaries from time to time must file statements pursuant to certain sections of the Securities Exchange Act of 1934, as amended, concerning the ownership of equity securities of public companies;

        NOW THEREFORE BE IT RESOLVED, that American Premier, AFC and the Lindner Family, do hereby agree to file jointly with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by or on behalf of American Premier, AFC or any of their subsidiaries pursuant to Section 13(d), 13(f), 13(g), and 14(d) of the Securities Exchange Act of 1934, as amended.
                                          AMERICAN PREMIER GROUP, INC.
                                          AMERICAN FINANCIAL CORPORATION

                                          By: /s/James E. Evans
                                                 James E. Evans
                                                  Vice President & General
                                                  Counsel

                                                    /s/ Carl H. Lindner
                                                    Carl H. Lindner

                                                    /s/ Carl H. Lindner III
                                                    Carl H. Lindner III

                                                    /s/ S. Craig Lindner
                                                    S. Craig Lindner

                                                    /s/ Keith E. Lindner
                                                    Keith E. Lindner
                                    - 6 -
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Exhibit 2


                                   POWER OF ATTORNEY



        I, Carl H. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as Chairman of the Board of Directors and Chief Executive Officer of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ Carl H. Lindner
                                             Carl H. Lindner

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                                   POWER OF ATTORNEY



        I, Carl H. Lindner III, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ Carl H. Lindner III
                                             Carl H. Lindner III

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                                   POWER OF ATTORNEY



        I, S. Craig Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ S. Craig Lindner
                                             S. Craig Lindner

                                  POWER OF ATTORNEY



        I, Keith E. Lindner, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as an officer or director of American Premier Group, Inc. or as a director or executive officer of any of its subsidiaries and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of American Premier Group, Inc. or any of its subsidiaries pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

        IN WITNESS WHEREOF, I have hereunto set my hand at Cincinnati, Ohio this 4th day of April, 1995.



                                             /s/ Keith E. Lindner
                                             Keith E. Lindner